EXHIBIT D-3


                 MEMORANDUM OF UNDERSTANDING
            Restructuring Plan Principles Related
              To Transfer of Generation Assets
            Allegheny Power - Virginia SCC Staff

     As part of its Virginia transition/restructuring plan and to facilitate transfer at book value of its generating assets to an affiliate (GENCO) July 1, 2000, Allegheny Power ("AP" or "Company") proposes to include the following steps in its functional separation plan to be filed with the State Corporation Commission:


       (1) Roll Allegheny Power's fuel factor into base rates July 1, 2000 at a rate of 1.181>/kwh (Fuel
       Cost 1.151>, GRT .03>) and thereafter terminate the fuel factor mechanism. Deferred accounting for items included in the fuel factor will cease July 1, 2000. Any deferred over or under recovery existing at June 30, 2000 will be written off of the Company's books with no refunding or charging to customers.

       (2)  Allegheny Power will not file an application to
       increase its base rates prior to January 1, 2001.
       Except for fuel cost adjustments otherwise permitted
       under the Act but which AP agrees to forego during
       the capped rate period, exceptions to this stay-out
       and the legislatively mandated rate freeze will
       continue as specified in the Virginia Electric
       Utility Restructuring Act (the "Act") or as the Act
       may be changed or modified.   Additional services
       currently not included in the rate cap level could be established under a separate proceeding.

       (3) Allegheny Power will reduce Virginia retail rates by $1 million starting July 1, 2000.

       (4) Allegheny Power will contract for generation sufficient to meet its default service obligations at rates set in accordance with the current Act or as the Act may be changed or modified until the Company's obligation to provide default service terminates. For ratemaking purposes, including any request to increase frozen rates due to financial distress, Virginia default service load will first be deemed to be served from a finite portion of the GENCO's generation facilities, in an amount up to 367 MW, which equals the Virginia load now reflected in the allocation in AP's generation costs to Virginia retail customersthe allocation of Allegheny
       Power's generation previously used to serve Virginia customers (including the portion of non-AP capacity under the Power Supply Agreement). During the rate cap period, pricing of the 367 MW will be based on the Virginia unbundled frozen generation rate.
       After the rate cap period, pricing of the 367 MW will be based on the then current generation costs of the portion of the existing system dedicated to serve retail Virginia load. Revisions to rates due to permitted exceptions under the legislation will be based only on the incremental costs of those exceptions.

       (5) The Company agrees to operate and maintain the distribution system of its Virginia service territory at or above historical average levels of service quality and reliability. The Company agrees to implement, on a timely basis, distribution system improvements that are required to maintain such system levels of service quality and reliability as well as to provide any individual customer or groups of customers with an acceptable level of service quality and reliability. The Company shall report the Standard Average Interruption Frequency Index
       (SAIFI) and the Standard Average Interruption
       Duration Index (SAIDI) for its Virginia retail service territory quarterly on a year-to-date basis both including and excluding the impact of major storms. The Company will provide these indices
       (annual) for each of the previous five years (1995 through 1999). The Company also agrees to make all reasonable efforts to support any additional distribution reliability monitoring efforts undertaken by the Commission Staff.

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       (6)  The Company and the Commission Staff agree that
       the Company's current Schedule CO-G shall continue in effect through December 31, 2001. On or before January 1, 2002, or as soon thereafter as practicable, the Company, after consultation with the Commission Staff, shall file an application to modify Schedule CO-G.

     The parties agree that the restructuring principles outlined above are consistent with and satisfy all requirements of the Act.



Allegheny Power                   Staff
                                  Virginia State Corporation
Commission



By:__________________________     By:__________________________



Dated:  May 19, 2000
U:\LEGAL\VASCC\GENCO\MOU DRAFT #2.DOC

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